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                                                                  EXHIBIT 99.3

                        INFOSYS TECHNOLOGIES LIMITED

                               Registered Office
           ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229, INDIA.

                                   PROXY FORM



Regd. Folio No. [_] [_] [_] [_] [_] [_] [_] [_] [_]

I/We                                     of
    -------------------------------------  -------------------------------------
in the district of                         being a member/members of the Company
                  -------------------------
hereby appoint                           of
              ---------------------------  -------------------------------------
in the district of              or failing him/her
                  --------------                  ------------------------------
of                              in the district of
  ------------------------------                  ------------------------------

as my/our proxy to vote for me/us on my/our behalf at the NINETEENTH ANNUAL GENERAL MEETING of the Company to be held at 3.00 p.m. on Saturday, May 27, 2000 and at any adjournment(s) thereof.

Signed this              day of                                            2000.
           --------------      --------------------------------------------

                                        Rupee one
Signature                               Revenue
         -------------------            Stamp

Notes: This form, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

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                          INFOSYS TECHNOLOGIES LIMITED
                               Registered Office
           ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229, INDIA.

                                ATTENDANCE SLIP
                Nineteenth Annual General Meeting - May 27, 2000

Regd. Folio No.                                         No. of shares held

I certify that I am a Member/Proxy for the Member of the Company.

I hereby record my presence at the NINETEENTH ANNUAL GENERAL MEETING of the Company at Hotel Taj Residency, No. 41/3, M.G. Road, Bangalore - 560 001 at 3.00 p.m. on Saturday, May 27, 2000.


------------------------                        ---------------------------
Member's/Proxy's name in                        Signature of
Member/Proxy
BLOCK Letters

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the meeting.